WOODSIDE

RECEIVED
2004 NOV -1 A 10:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04045815

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Change of a Company Secretary, lodged with the Australian Stock Exchange on 22 October 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 0 2 2004
THOMSON
FINANCIAL

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHANGE OF A COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, we advise that Mr David Robert Martin has been appointed as an additional Company Secretary of Woodside Petroleum Ltd., effective 21 October 2004.